1934 Act Registration No. 1-14696

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of December 2004

China Mobile (Hong Kong) Limited

(Translation of registrant’s name into English)

60/F The Center

99 Queen’s Road Central

Hong Kong, China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

EXHIBITS

Exhibit Number		Page
1.1	Announcement dated December 30, 2004	4

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE (HONG KONG) LIMITED

Date: January 3, 2005	By:	/s/ Wang Jianzhou
	Name:	Wang Jianzhou
	Title:	Chairman and Chief Executive Officer

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Exhibit 1.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA MOBILE (HONG KONG) LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 941)

CONTINUING CONNECTED TRANSACTIONS

The Company entered into the Continuing Connected Transaction Agreements with its ultimate controlling shareholder, CMCC on 30 December 2004.

Since each of the relevant percentage ratios (other than the profit ratio) set out in Rule 14.07 of the Listing Rules in respect of the charges payable under each of the Continuing Connected Transaction Agreement is, on an annual basis, less than 2.5%, each of the Continuing Connected Transaction is classified as a continuing connected transaction under Rule 14A.34 of the Listing Rules and is exempt from the independent shareholders’ approval requirements under the Listing Rules.

Details of the Continuing Connected Transactions will be included in the annual report and accounts of the Company in accordance with Rules 14A.45 and 14A.46 of the Listing Rules.

The board of directors (the “Board”) of China Mobile (Hong Kong) Limited (the “Company”, together with its subsidiaries, the “Group”) announces that on 30 December 2004, the Company entered into two agreements with its ultimate controlling shareholder, China Mobile Communications Corporation (“CMCC”) (the ultimate controlling shareholder of the Company holding indirectly approximately 75.6% of the total issued and outstanding share capital of the Company). These two agreements are (i) the property leasing and management services agreement (the “Property Leasing Agreement”); and (ii) the telecommunications services agreement (the “Telecommunications Services Agreement, which together with the Property Leasing Agreement, are collectively referred to as the “Continuing Connected Transaction Agreements”).

Each of the transactions under the Continuing Connected Transaction Agreements (each a “Continuing Connected Transaction”) involves the provision of goods and services which is carried out on a continuing or recurring basis in the ordinary and usual course of business of the Company and constitutes a continuing connected transaction under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

The Continuing Connected Transactions were previously subject matters of connected transaction agreements entered into between certain subsidiaries of the Company and certain subsidiaries of CMCC and The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) has previously granted waivers to the Company, subject to certain conditions, from strict compliance with the relevant disclosure and shareholders’ approval requirements of the Listing Rules. The connected transactions under such connected transaction agreements previously entered into have been approved by the independent shareholders of the Company and the waivers previously granted by the Stock Exchange will expire on 31 December 2004. Such connected transaction agreements previously entered into will terminate upon the Continuing Connected Transaction Agreements becoming effective on 1 January 2005.

The Company had acquired provincial mobile telecommunications companies which were subsidiaries of CMCC in 1998, 1999, 2000, 2002 and 2004. During year 2001, the Company operated in thirteen provinces, autonomous regions and directly administered municipalities of the People’s Republic of China (the “PRC”). The Company expanded its geographical coverage to twenty-one provinces, autonomous regions and directly administered municipalities of the PRC following the completion of its acquisition of eight provincial mobile telecommunications operators previously owned by CMCC on 1 July 2002. Following the completion of the acquisition by the Company of, among other things, ten provincial mobile telecommunications operators previously owned by CMCC on 1 July 2004, the Company operates in all thirty-one provinces, autonomous regions and directly administered municipalities of the PRC. As the provincial mobile telecommunications subsidiaries previously owned by CMCC are now members of the Group, the transactions previously entered into between subsidiaries of the Company and prior subsidiaries of CMCC which have been acquired by the Company no longer constitute connected transactions under the Listing Rules. Only those transactions between the Company or its subsidiaries and subsidiaries of CMCC (which have not been acquired by the Company) remain as connected transactions under the Listing Rules. Accordingly, the Company has decided to consolidate the agreements between the Group and CMCC and its subsidiaries by entering into the Continuing Connected Transaction Agreements, which will streamline the management of the Continuing Connected Transactions by the Company.

Details of the Continuing Connected Transaction Agreements are set out below.

The Property Leasing Agreement

The Company entered into the Property Leasing Agreement with CMCC pursuant to which the Company rents from CMCC various properties for use as business premises and offices, retail outlets and warehouses, of the Group, and CMCC and its subsidiaries provide property management services in relation to the properties let or sub-let under the agreement.

The properties to be rented under the Property Leasing Agreement include (i) properties owned by CMCC and its subsidiaries; and (ii) properties let to CMCC and its subsidiaries from third parties and sub-let by CMCC and its subsidiaries to the Company.

The charges payable by the Company in respect of properties owned by CMCC and its subsidiaries are determined with reference to market rates; whilst the charges payable in respect of properties which CMCC or its subsidiaries lease from third parties and sub-let to the Company or its subsidiaries are determined according to the actual rent payable by CMCC or its subsidiaries to such third parties together with the amount of any tax payable. The Company has the right to adjust the number of leased properties under the Property Leasing Agreement to suit its business needs.

The aggregate rental and property management service charges paid by the Group for the years ended 31 December 2001, 31 December 2002 and 31 December 2003 were RMB138 million (equivalent to approximately HK$130 million), RMB189 million (equivalent to approximately HK$179 million) and RMB264 million (equivalent to approximately HK$249 million), respectively. These historical rental and property management service charges reflect the actual amount paid by the Company and the subsidiaries that the Company owned during the relevant financial year. As the Company only held all its existing subsidiaries since 1 July 2004, these historical figures do not reflect the aggregate annual amounts that would have been payable by the Company and all its existing subsidiaries with respect to the leasing and management of properties under the Property Leasing Agreement.

To enhance the Group’s leading position in PRC’s mobile telecommunications industry, the Group will continue to strengthen and expand its sales networks by increasing the number of retail outlets.

Based on the number of properties that are currently rented by the Group from CMCC and its subsidiaries, which number is expected to increase in the next few years in line with the growth of the Company’s business and as a result of the Group’s plan to expand its sales networks, the historical rental and property management service charges payable by the Group under the existing property leasing and property management service arrangement with CMCC and its subsidiaries, and taking into account the anticipated trend of increase in market rental of properties in the PRC in the next few years, the aggregate annual rental and property management service charges payable by the Group for the three years ending 31 December 2005, 31 December 2006 and 31 December 2007 are expected not to exceed RMB800 million (equivalent to approximately HK$755 million), RMB900 million (equivalent to approximately HK$849 million) and RMB1,000 million (equivalent to approximately HK$943 million), respectively. Accordingly, the maximum aggregate annual values of the transaction under the Property Leasing Agreement for the three years ending 31 December 2005, 31 December 2006 and 31 December 2007 are set at RMB800 million (equivalent to approximately HK$755 million), RMB900 million (equivalent to approximately HK$849 million) and RMB1,000 million (equivalent to approximately HK$943 million), respectively.

The Telecommunications Services Agreement

The Company entered into the Telecommunications Services Agreement with CMCC pursuant to which subsidiaries of the Company obtain certain telecommunications equipment and services from CMCC and its subsidiaries (the “Telecommunications Services”).

Services provided under the Telecommunications Services Agreement include (i) telecommunications project planning, design and construction services; (ii) telecommunications line and pipeline construction services; and (iii) telecommunications line maintenance services.

Pursuant to the Telecommunications Services Agreement, subsidiaries of CMCC sell transmission towers and spare parts and provide related installation and maintenance services to subsidiaries of the Company.

The charges payable for the services provided under the agreement, and the price of transmission towers and spare parts and the charges payable for related installation and maintenance services are determined with reference to and cannot exceed relevant standards laid down and revised from time to time by the government of the PRC. Where there are no government standards, the prices and charges are determined according to market rates.

The aggregate amounts paid by the Group for the Telecommunications Services for the years ended 31 December 2001, 31 December 2002 and 31 December 2003 were RMB262 million (equivalent to approximately HK$247 million), RMB386 million (equivalent to approximately HK$364 million) and RMB497 million (equivalent to approximately HK$469 million), respectively. These historical amounts only reflect the actual amount paid by the Company and the subsidiaries that the Company owned during the relevant financial year. As the Company only held all its existing subsidiaries since 1 July 2004, these historical figures do not reflect the aggregate annual amounts that would have been payable by the Company and all its existing subsidiaries under the Telecommunications Services Agreement.

Given the robust development of its businesses, the demands on the Group’s network resources continue to increase. Appraising the growing market demand for telecommunications services, the Group will incur appropriate capital expenditures to sustain optimal network performance and ensure that quality of service is kept to the Group’s high standard, to provide a solid foundation for future development.

Based on the historical level of service charges paid by the Group for Telecommunications Services and the amounts paid by the Group for the purchase of transmission towers and spare parts, and the extent and volume of the services and transmission towers and spare parts the Company expects the subsidiaries of CMCC to provide in the next few years, which is expected to increase in line with the growth of the Company’s business, the aggregate annual amounts payable by the Group under the Telecommunications Services Agreement for each of the years ending 31 December 2005, 31 December 2006 and 31 December 2007 are expected not to exceed RMB2,500 million (equivalent to approximately HK$2,358 million). Accordingly, the maximum aggregate annual value of the transactions under the Telecommunications Services Agreement is set at RMB2,500 million (equivalent to approximately HK$2,358 million).

Compliance with Listing Rules

Since each of the relevant percentage ratios (other than the profit ratio) set out in Rule 14.07 of the Listing Rules in respect of the rental and property management charges payable by the Company under the Property Leasing Agreement and the amounts payable under the Telecommunications Services

Agreement is, on an annual basis, less than 2.5%, each of the Continuing Connected Transaction is classified as a continuing connected transaction under Rule 14A.34 of the Listing Rules and is exempt from the independent shareholders’ approval requirements under the Listing Rules. Details of the Continuing Connected Transactions will be included in the annual report and accounts of the Company in accordance with Rules 14A.45 and 14A.46 of the Listing Rules.

Each of the Continuing Connected Transaction Agreements has a fixed term of three years, and will be effective from 1 January 2005 to 31 December 2007. The directors (including independent non-executive directors) of the Company are of the view that the Continuing Connected Transaction Agreements were entered into after arm’s length negotiation between the Company and CMCC and reflect normal commercial terms. The terms are fair and reasonable and in the interests of the shareholders of the Company and the Company as a whole.

General Information

CMCC is a State-owned company established under the laws of the PRC and the ultimate controlling shareholder of the Company. Through the Group, CMCC is the leading provider of mobile telecommunications services in the PRC.

This announcement contains translations between Renminbi and Hong Kong dollars at RMB1.06=HK$1.00. The translations are not representations that the Renminbi and Hong Kong dollar amounts could actually be converted at such rate, if at all.

As at the date of this announcement, the Board of directors of the Company comprises Mr. Wang Jianzhou, Mr. Li Yue, Mr. Lu Xiangdong, Mr. Xue Taohai, Mr. Zhang Chenshuang, Madam Li Mofang, Mr. He Ning, Mr. Li Gang and Mr. Xu Long as executive directors, Dr. Lo Ka Shui, Mr. Frank Wong Kwong Shing and Mr. Moses Cheng Mo Chi as independent non-executive directors and Dr. J. Brian Clark as a non-executive director.

By Order of the Board China Mobile (Hong Kong) Limited Wang Jianzhou Chairman and Chief Executive Officer

Hong Kong, 30 December 2004